

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 13, 2016

<u>Via E-mail</u>
Mr. Thomas Blaser, Chief Financial Officer
W.R. Grace & Co.
7500 Grace Drive
Columbia, MD 21044

> **Re:** **W.R. Grace & Co.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-13953**

Dear Mr. Blaser:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction

Cc: Trish O'Hara, Executive Assistant